SAFEWAY INC. HAS REQUESTED CONFIDENTIAL TREATMENT FOR PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. 200.83

This response letter omits confidential information that was delivered separately to the Division of Corporation Finance. The omissions are denoted with three asterisks (***).

June 10, 2008

Michael Moran, Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Safeway Inc.

Form 10-K for the Fiscal Year Ended December 29, 2007 (the “2007 Form 10-K”)

Form 10-Q for the Fiscal Quarter Ended March 22, 2008

File No. 1-00041

Dear Mr. Moran:

We are responding to the Staff’s comment letter to Safeway Inc. (the “Company”) dated May 14, 2008.

The Staff’s comments are set forth below in italics, followed by our responses to the comments.

Form 10-K for the Fiscal Year Ended December 29, 2007

General

1.	Where a comment below requests additional disclosure to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

Company’s Response:

We understand and will comply with this comment. Specifically, where a comment below requests additional disclosure to be included, our supplemental response provides the revised disclosures that we will include in our future filings, as appropriate.

Item 1.	Business, page 5

2.

We note from your disclosure that your stores offer a wide selection of high quality food products that include fresh and frozen meat, produce, dairy and poultry items along with a variety of specialty areas such as bakery, delicatessen, prepared foods, pharmacy and drug operations, coffee shops, fuel centers and a wide assortment of personal care, pet food and a host of non-food general merchandise and household items. We also understand from your disclosure that you offer certain other services, including the wholesale food distribution of products to independent grocers and institutional customers, and certain financial services such as the sale of third party gift cards. With these product and service offerings in mind, please disclose in tabular form for

Confidential treatment requested by Safeway Inc.

each period presented the amount or percentage of total revenue contributed by each class of similar products and services. Refer to Item 101(c)(1)(i) of Regulation S-K. If you believe for example, that prepared foods, fuel centers and pharmacy are similar because they have the same economic characteristics and production and procurement processes, please provide sufficient detail in your response to substantiate your position. Also, please revise the notes to your financial statements to provide the enterprise-wide disclosures required regarding products and services required by paragraph 37 of SFAS 131. We may have further comment.

Company’s Response:

We respectfully submit that disclosure of the amount or percentage of total revenue contributed by each class of similar products and services is not required pursuant to Item 101(c)(1)(i) of Regulation S-K because none of Safeway’s departments accounted for 10 percent or more of consolidated revenue in any of the last three fiscal years. In addition, with the exception of fuel, all our product groups have similar economic characteristics and are similar in each of the five areas set forth in paragraph 17 of SFAS 131:

•

The nature of the products is the same. They are food, drug and general merchandise available for sale in a retail environment. Key components of Safeway’s operating strategy include offering consumers a wide selection of products and providing one-stop shopping for today’s busy shoppers. The products and services we offer fulfill consumers’ household needs. For example, Safeway shoppers fulfill their food needs by choosing from among grocery, frozen food, dairy, meat and specialty areas, such as bakery, delicatessen, prepared foods and coffee shops. Similarly, general merchandise, health and beauty and pharmacy provide our shoppers with their non-food household needs. Product group distinctions are often subjective and change frequently. Many products are included in multiple product groups at the same time. For example, sandwich meat, cheese and other related products are each included in our Deli, Grocery and Meat departments. Juice, fruit and salad dressing are each included in our Produce and Grocery departments. Certain over-the-counter drugs and health and beauty items are included in both our Pharmacy and our General Merchandise/Health and Beauty departments.

•

The nature of the production process is the same. Approximately 95% of our products are purchased from third party consumer product companies and are distributed to our distribution centers or directly to our stores.

•

The same types of customers purchase our products. There is no particular class or type of consumer who shops in our stores or who is shopping for one particular group of products or services. Rather, consumers make purchases from among the full range of our products and services. The variety of food, drug and general merchandise that is found in Safeway’s stores is available in a multitude of retail environments (supermarkets, club stores, supercenters and drug stores). Thus, consumers in today’s marketplace shop at stores like Safeway for a wide variety of products. For example, pharmacies are located inside Safeway stores, and when customers enter the store, they do not view the pharmacy any differently than any other department such as bakery or deli. In short, the same customers who shop any particular store department or service, shop the rest of the Safeway store.

•

The method of distribution to our customers is the same. Over 98% of our sales occur in our stores. Sales to third parties from our distribution, manufacturing and food processing facilities have been less than 2% of sales in each of the last three fiscal years.

Confidential treatment requested by Safeway Inc.

•	There is no significant regulatory environment affecting the sale of our products.

Exhibits B and C include copies of reports regularly provided to our chief operating decision maker and our Board of Directors in the past three fiscal years. The reports provided to the chief operating decision maker do not provide separate financial reporting information by product or service category.

Fuel sales have grown significantly over the last few years due to rising fuel prices and an increase in the number of fuel stations to 361 at year-end 2007 from 311 at year-end 2004. Fuel sales were 8.2%, 7.5% and 6.8% of total sales in 2007, 2006 and 2005, respectively. Safeway anticipates that fuel sales could exceed 10% of total sales in 2008 or 2009. In our filings and earnings press releases, we have disclosed the impact of fuel on same-store sales increases, gross profit margin changes and operating and administrative expense as a percent of sales. In future Form 10-Q and Form 10-K filings, we will disclose in tabular form for each period presented the amount and percentage of total revenue contributed by fuel sales as required by paragraph 37 of SFAS 131 similar to the following (dollars in millions):

	2007		2006		2005
Food, drug, general merchandise and other	$38,798.2	92%	$37,182.6	93%	$35,799.2	93%
Fuel	3,487.8	8%	3,002.4	7%	2,616.8	7%

Total sales and other revenue	$42,286.0	100%	$40,185.0	100%	$38,416.0	100%

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

General

3.	As you know, most news reports and analysis of the recent difficulties in the housing, financial and credit markets have discussed the negative impact these uncertainties have had on consumer retail spending in 2007. Further, these reports support the contention that current economic difficulties have and will continue to cause consumers to reduce retail spending in light of continued increases in the cost of food and gasoline due to increased fuel and other operating costs for companies with large distribution systems. Please revise your disclosure to provide an overview of how you anticipate the current economic environment will affect your business in the future. Discuss any specific business trends occurring in 2007 and 2008 you believe will continue to have an impact in future periods such as the rising cost of food and gasoline. See Item 303(1)(2)(3) of Regulation S-K. Also, for further guidance please refer to Interpretative Release Nos. 33-8350 and 34-48960 issued by the Commission in December 2003.

Confidential treatment requested by Safeway Inc.

Company’s Response:

We will add the following disclosure in future Form 10-Q and Form 10-K filings, as appropriate:

The current economic environment has made consumers more cautious. This trend may lead to reduced consumer spending which could affect Safeway’s sales growth. Additionally, rising food inflation combined with reduced consumer spending could also put pressure on gross profit margins.

However, in a slowing economy, we anticipate that some customers may trade down from dining out in restaurants to shopping more at grocery stores such as Safeway and from purchasing national brand products to purchasing less expensive Safeway private label brands. Additionally, rising fuel prices may lead some consumers to switch from shopping at more remote club and discount stores to Safeway’s more convenient neighborhood locations.

4.	A review of your total store count at the end of the year and other store activity on openings and closings each year as presented in Item 6 – Selected Financial Data on page 20 indicates for the last several years total store count continues to decline and store closings continue to exceed new store openings by a wide margin. As a result, total retail square footage at year end has continued to decline since 2003 for a total decrease of 2.3 million square feet over the five year period. Such trends may be an indication that your current and future capital spending plans are to continue to maintain a stronger focus on remodeling existing stores as opposed to an increase in new store openings. Please revise your disclosure in management’s discussion and analysis to include a discussion of how your net reduction in store count and retail square footage may represent and reflect trends that you plan to continue to address through a continued reduction in overall store count each year. Refer to Item 303(a)(1)(2) and (3) of Regulation S-K.

Company’s Response:

The decline in square footage and store count over the last five years is exaggerated by the closure of underperforming stores in our Dominick’s and Randall’s divisions as part of a program to improve profitability in those divisions. In 2007 the Company closed 14 Dominick’s stores. In 2005 the Company closed 26 Randall’s stores. In 2004 the Company closed 12 Dominick’s stores. These closures were disclosed in Form 10-Q and Form 10-K filings. After adjusting for these store closures, Safeway does not consider the decline in square footage or the number of store closures in excess of store openings over the last five years to be a significant trend in relation to the size of our total store base. In future Form 10-K filings, we will footnote these store closures in Item 6 – Selected Financial Data as follows:

Includes 14 Dominick’s store closures in 2007, 26 Randall’s store closures in 2005 and 12 Dominick’s store closures in 2004. Such store closures were part of a program to improve profitability in those divisions. We do not plan to significantly change retail square footage or store count.

We understand that the focus of current and future capital spending plans is useful to readers of the Form 10-K. In the Liquidity and Financial Resources section of the 2007 Form 10-K on page 25, we believe the following paragraph addresses this issue:

Capital expenditures increased in 2007, 2006 and 2005 as the Company focused on remodeling its existing stores under its Lifestyle store format. During 2007, Safeway invested $1.77 billion in capital expenditures. The Company opened 20 new Lifestyle stores, completed 253 Lifestyle remodels and closed 38 stores. The Company also completed 15 other remodels. In 2006 Safeway opened 17 new Lifestyle stores and completed 276 Lifestyle store remodels. Safeway also completed eight other remodels. In 2005 the Company opened 21 new Lifestyle stores and completed 293 Lifestyle store remodels. The Company also completed 22 other remodels. In 2008 the Company expects to spend approximately $1.70 to $1.75 billion in cash capital expenditures and to open approximately 20 to 25 new Lifestyle stores and to remodel approximately 250 to 255 stores into the Lifestyle format.

Confidential treatment requested by Safeway Inc.

Results of Operations

Sales, page 21

5.	You disclose that the 5.2% increase in sales, or $2.1 billion in 2007 was primarily due to your marketing strategy, Lifestyle store execution, increased fuel sales and an increase in the Canadian dollar exchange. Please clarify to us and revise your disclosures to explain how your marketing strategy and Lifestyle store execution caused an increase in sales in 2007. Tell us the number of stores you operate that are considered “Lifestyle stores.” Your use of general business reasons like “marketing strategy” and “store execution” may require further explanation within your discussion so that investors can better understand the reasons responsible for your sales increase. When one or more business reasons contributed to a change between years, please quantify in dollars the impact of each primary reason in your discussion and analysis. See Item 303(a)(3) of Regulation S-K.

Company’s Response:

Over the past few years, a central aspect of our marketing program has been the development, through remodels and the construction of new stores, of a format which we call our “Lifestyle Store.” As described in our 2007 Form 10-K, Lifestyle stores showcase Safeway’s commitment to quality with improved merchandising and an expanded perishables offering. The Lifestyle stores feature an earth-toned décor package that is warm and inviting with special lighting to highlight products and departments, custom flooring and unique display features. We expect that by the end of 2009, 90% of our stores will be in the Lifestyle format.

In future Form 10-Q and Form 10-K filings, we will include disclosure similar to the following:

Sales increased 5.2% to $42.3 billion in 2007 from $40.2 billion in 2006 primarily because of Safeway’s marketing strategy, Lifestyle store execution, an increase in fuel sales of $486 million, and an increase due to a change in the Canadian dollar exchange rate of $351 million (in U.S. dollars). At the end of 2007, Safeway had 1,024 Lifestyle stores compared to 751 at the end of 2006.

Safeway’s marketing strategies have evolved in recent years and are based on consumer research and competitive analysis. This helps us carry the right products (such as organic products and our revitalized corporate brands) at the right prices (including our club card specials), increasingly merchandised in a warm and inviting shopping environment (our Lifestyle stores). We have communicated this message through our “Ingredients for Life” advertising campaign. We believe all of these elements have contributed to our sales growth.

Through past experience, we have further improved our Lifestyle store execution by refining the layout and décor of the Lifestyle format and improving our store opening promotions. We believe this has contributed to our sales growth.

Gross Profit, page 22

6.	You disclose that certain trends such as lower advertising expense, improved shrinkage and benefits from supply-chain initiatives were responsible for an increase in gross profit of 12 basis points in 2007. Please disclose if you expect the trends that increased gross profit to continue in future periods. Please also clarify for us and revise your disclosure to explain what is meant by “supply-chain initiatives.”

Confidential treatment requested by Safeway Inc.

Company’s Response:

In future Form 10-Q and Form 10-K filings, we will include disclosure similar to the following:

Gross profit decreased 8 basis points to 28.74% of sales in 2007 from 28.82% of sales in 2006. Higher fuel sales reduced gross profit by 20 basis points. Excluding fuel, gross profit increased 12 basis points primarily because of lower advertising expense, improved shrink, and benefits from supply chain initiatives, partly offset by investments in price and higher LIFO expense. LIFO expense was $13.9 million in 2007 compared to $1.2 million in 2006.

The decline in advertising expense was primarily the result of a different mix of advertising media and may not necessarily continue in the future. Improved shrinkage and supply-chain initiatives are the result of long-term efforts which we do expect to continue into the future. Supply-chain initiatives consist primarily of Company programs to reduce cost of goods, transportation and warehouse expenses.

Critical Accounting Policies and Estimates, page 23

7.	Your disclosure relating to the self-insured workers’ compensation, automobile and general liability estimates involve a significant amount of variability and changes in numerous factors used to arrive at the amounts recorded by management. Please revise your disclosure of critical accounting policies and estimates relating to the self-insured liability and reserve estimates to discuss and quantify the accuracy of your estimates and assumptions in prior years and whether they are likely to change in the future.

Company’s Response:

In future Form 10-K filings, we will revise our disclosure of critical accounting policies and estimates relating to self-insurance as follows:

The Company is primarily self-insured for workers’ compensation, automobile and general liability costs. It is the Company’s policy to record its self-insurance liability as determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported.

Self-insurance reserves are actuarially determined primarily by applying historical paid loss and incurred loss development trends to current cash and incurred losses in order to estimate total losses. We then discount total losses to their present value using a risk free rate of return.

Any actuarial projection of self-insured losses is subject to a high degree of variability. For example, self-insurance expense declined to $117.1 million in fiscal 2007 from $133.2 million in 2006 and $193.7 million in 2005. Litigation trends, legal interpretations, benefit level changes, claim settlement patterns and similar factors influenced historical development trends that were used to determine the current year expense and therefore contributed to the variability in annual expense. However, these factors are not direct inputs into the actuarial projection, and thus their individual impact cannot be quantified.

We believe that the discount rate is a significant factor that has led to variability in self-insured losses. Since the discount rate is a direct input into the estimation process, we are able to quantify its impact. The discount rate, which is based on T-bill rates for the estimated average claim life of three to five years, was 3.5% in 2007, 4.5% in 2006 and 4.35% in 2005. A 25 basis point change in the discount rate affects the self-insured liability by approximately $5.0 million.

Confidential treatment requested by Safeway Inc.

8.	We note from your disclosure relating to store closings in Note C on page 47 the changes in estimates of net future cash flows for each period presented. Please revise your disclosure of the critical accounting policies and estimates relating to store closures to discuss and quantify the accuracy of your estimates and assumptions in prior years and whether they are likely to change in future periods.

Company’s Response:

The disclosure in Note C on page 47 of the 2007 Form 10-K is the combined effect of net cash flows, interest accretion and changes in estimates of net future cash flows. The annual change in estimates of net cash flows ranged from approximately $1.0 million to approximately $4.0 million for the period from 2005 to 2007. Should the change in estimate become material, we will disclose the quantitative impact of that change in the footnotes to the financial statements.

In future filings, we will add the following disclosure to the discussion of critical accounting policies and estimates relating to store closures:

At any one time, Safeway has a portfolio of closed stores which is widely dispersed over several markets. While individual closed store reserves are likely to be adjusted up or down in the future to reflect changes in assumptions, the change to the total closed store reserve has not been nor is expected to be material.

9.	We note your trend of increasing the discount rate assumptions on your benefit plans. Please tell us and revise your disclosure to clarify the reason why you increased your discount rate assumptions on all of your benefit plans in 2007 which had the impact of decreasing the present value of benefit obligations and decreasing pension expense.

Company’s Response:

Safeway discloses in the Critical Accounting Policies and Estimates discussion on page 24 of the 2007 Form 10-K that it bases the pension discount rate on current investment yields on high quality fixed-income investments.

That single discount rate is the rate that, when applied to all future pension benefit payments, results in the same obligation that would be obtained by discounting all future benefit payments using duration-specific spot rates for high quality fixed-income investments.

Safeway increased the discount rate assumption used to determine the year-end projected benefit obligation for U.S. plans to 6.1% in 2007 from 6.0% in 2006 and 5.7% in 2005 because the yield rates for high quality fixed-income investments increased at those times. For example, the Moody AA long-term rates were 5.8%, 5.7% and 5.4% in 2007, 2006 and 2005.

In future filings, we will add the following disclosure to Critical Accounting Policies and Estimates:

The discount rate assumption used to determine the year-end projected benefit obligation is increased or decreased to be consistent with the change in yield rates for high quality fixed-income investments for the expected period to maturity of the pension benefits.

Confidential treatment requested by Safeway Inc.

10.	We note you do not include any type of vendor allowances as an area that requires management to make any estimates which may affect your financial condition and results of operations. Since vendor allowances are generally product specific and you offer so many different products, please explain to us how you know the amount to recognize for slotting and promotional allowances each period without some sort of estimation process such as inventory turns.

Company’s Response:

The substantial majority of vendor promotion allowances are “scanned based” or “off-invoice”. In a typical scanned based allowance program, the vendor will pay Safeway an allowance for each item Safeway sells. These allowances are recognized as a reduction in cost of goods sold when the item is “scanned” across Safeway’s checkout registers, and there is no estimation process involved. In the typical off-invoice allowance, the vendor simply grants a discount off the invoice to Safeway. Since the discount is taken off the invoice, it becomes part of the cost of the product and is recognized as a reduction in cost of goods sold when the product is sold.

Under the typical contract allowance, a vendor pays Safeway to keep products on the shelf for a minimum period of time or when volume thresholds are achieved. Contract allowances are recognized based upon the passage of time or as volume thresholds are achieved, which does not require significant estimation.

Only a very small portion of vendor allowances are recognized based upon inventory turns. Inventory turns are typically not volatile. The calculation of inventory turns is not complex and does not require significant estimation.

Liquidity and Financial Resources, page 26

Contractual Obligations, page 29

11.	Please revise your table to include a total for each year presented in accordance with Item 303(a)(5)(i) of Regulation S-K.

Company’s Response:

In future filings, we will include a total for each year presented in the contractual obligations table.

Consolidated Financial Statements

Consolidated Balance Sheets, page 37

Current Assets

12.	We note significant increases in your fiscal 2007 year-end balances in receivables and prepaid expenses and other current assets. Please explain to us the reason why your receivables balance of $578 million represented an increase of more than 25% over the prior year balance and your balance in prepaid expenses increased by nearly 45%. If the increases in receivables and prepaid expenses are due to any significant trends, please discuss such trends in the liquidity and financial resources section of management’s discussion and analysis in future periods.

Confidential treatment requested by Safeway Inc.

Company’s Response:

The increase in 2007 receivables is primarily due to the increase in gift card related receivables from other retailers.

Safeway provides third-party gift cards to a broad group of North American retailers for sale to retail customers. When a gift card is sold, the retailer collects the face value of the card from the customer, and then remits that cash, less its commission, to Safeway. Safeway, in turn, remits the cash, less Safeway’s commission, to the third-party provider of the gift card.

Therefore, when the retailer sells the gift card, Safeway records a receivable from that retailer and a payable to the third-party provider of the gift card. As our third-party gift card business has grown, the combined impact of the increased receivables and payables on the balance sheet has been modest (less than 2% of total assets).

However, the impact on cash flow from operations has been more significant. Therefore, we disclose under Liquidity and Financial Resources, on page 25 of our 2007 Form 10-K, that we receive a significant portion of the cash inflow from the sale of third-party gift cards late in the fourth quarter of the year and remit the majority of the cash, less commissions, to the card partners early in the first quarter of the following year. We also disclose on page 25 of the 2007 Form 10-K and as a separate line item on our statement of cash flows on page 39, that the sale of gift cards increased cash flow from operating activities by $84.1 million in 2007, $71.1 million in 2006 and $48.2 million in 2005.

The increase in prepaid and other current assets is due primarily to an income tax receivable recorded as a result of the adoption of FIN 48.

We respectfully submit that we have fully disclosed the impact of gift cards sales in our Liquidity and Financial Resources section of Management’s Discussion and Analysis.

Notes to Consolidated Financial Statements

Note A. The Company and Significant Accounting Policies

The Company, page 42

13.	You disclose you have an extensive network of distribution, manufacturing and food processing facilities to support your retail operations and it appears from disclosure on your website you may also sell the products you manufacturer in these operations to other retail grocers. If so, please provide us with a summary of the financial information relating to your sales to other retailers for all periods presented.

Company’s Response:

Sales to third parties from our distribution, manufacturing and food processing facilities have been less than 2% of total sales in each of the last three fiscal years. Therefore, we respectfully submit that no additional disclosures are required.

Confidential treatment requested by Safeway Inc.

Note L. Segments, page 63

14.	We note your discussions and disclosures on pages 5 and 6 of the significant management focus you have devoted to the development and operation of your store formats, particularly your new primary store format called the “Lifestyle” store. Further, we note you operate stores in the Western, Southwestern, Rocky Mountain, Midwestern and Mid-Atlantic regions of the United States and in Western Canada. If you have aggregated any operating segments, please identify those segments and support your basis for aggregation. Tell us what quantitative measures are used to compare operating segments for economic similarities.

15.	In this regard, please explain to us how your chief operating decision maker reviews your results of operations and financial condition of your stores for the purposes of allocating resources, evaluating and assessing their financial and operating performance. Your response should discuss the operating segments you have identified within your business. Please also discuss how you have addressed and the consideration you have given to the economic characteristics and the other criteria in paragraph 17 of SFAS 131 to support your basis for aggregating into one reportable segment, the United States and Canada. Please provide to us copies of the monthly internal operating reports provided to your chief operation decision maker and also those provided the Board for the purpose of evaluating operating and financial performance as well as a basis for allocating resources during the three fiscal years of 2005, 2006, and 2007.

16.	Please tell us and disclose the factors used by the chief operating decision maker to identify your reportable segments including the basis of organization. Further, disclose whether operating segments have been aggregated. See paragraph 26 of SFAS 131.

Company’s Response to comments 14, 15, and 16:

Safeway is organized into 12 geographic retail divisions that are operating segments as defined by SFAS 131. Safeway has aggregated these 12 operating segments into one Reportable Segment in Note L of the footnotes to our financial statements on page 63 of the 2007 Form 10-K.

In support of this aggregation, Safeway considered paragraph 17 of SFAS 131 and concluded that each of the 12 retail divisions has similar economic characteristics.

•	Each division offers virtually identical products and services. Each division has the same store formats and the same mix of products, services and specialty departments.

•

Each division has similar production processes. Most products in each division are purchased centrally at our corporate offices from third party consumer product companies and are distributed to a division distribution center or directly to our stores. All marketing functions for each division are also centralized at our corporate offices, including pricing, merchandising and advertising.

•	Each division serves the same class of customers. The divisions do not have different store formats designed to appeal to more price-conscious or to more affluent customers.

•	Each division has the same methods of product distribution. Over 98% of our sales occur in our stores.

•	There is no significant regulatory environment affecting any of our divisions.

Confidential treatment requested by Safeway Inc.

We believe that gross margin is an important indicator that the retail divisions have similar economic characteristics. Safeway reviewed the gross profit margins of the 12 operating segments (See Exhibit A). Local competitive pressures have caused some variability in retail division gross margins over the short-term. Texas’ gross margins, for example, have been somewhat lower than the Company’s overall average. However, Texas’ margins have improved as Safeway has closed underperforming stores and completed Lifestyle remodels. Over the long-term, each of the 12 operating segments, including Texas, is expected to have similar long-term average gross margins.

In future filings, we will revise Note L – Segments to state that we have 12 operating segments that we have aggregated into one reportable segment due to similar economic characteristics. We will continue to present geographic data for the United States and Canada.

We do not believe the Lifestyle store is an operating segment. Safeway does not regularly prepare discrete financial information for Lifestyle stores that is reviewed by the chief operating decision maker. The Lifestyle store format does not have a separate manager as described in paragraph 14 of SFAS 131. Finally, Safeway anticipates that by the end of fiscal 2009, 90% of our stores will have been remodeled into the Lifestyle format.

Steve Burd, Safeway’s President, Chairman and CEO, is the chief operating decision maker in accordance with SFAS 131. In response to the Staff’s inquiry, we have attached as Exhibit B copies of the reports provided to Mr. Burd for each four-week period for the purpose of evaluating operating and financial performance.

Mr. Burd reviews these reports by comparing them to plan, the prior year’s performance and forecasted performance for the purpose of evaluating each division’s operating performance and allocating resources between divisions.

We have also attached as Exhibit C copies of financial information regularly presented to the Board of Directors prior to each board meeting for the purpose of evaluating operating and financial performance.

The attached reports are representative of the reports that the chief operating decision maker and our Board of Directors received in fiscal years 2005 through 2007. The information provided in the reports is consistent with our 12 operating segments.

Form 10-Q for the Fiscal Quarter Ended March 22, 2008

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Sales, page 13

17.	Please tell us and revise your disclosure to quantify the dollar amount of the increase contributed by “Lifestyle stores” in fiscal 2008 compared with the same period in fiscal 2007 so that investors can better understand the increase in the contribution by these stores. According to your 2007 annual report, as of the end of fiscal 2007 you had more than 1,000 Lifestyle stores. Given they represent more than 60% of your total store count, please tell us if your disclosure indicates the stores not classified as Lifestyle stores did not make a positive contribution to your first quarter increase in sales. Refer to Item 303(b)(3) of Regulation S-K.

Confidential treatment requested by Safeway Inc.

Company’s Response:

Sales from Lifestyle stores (excluding fuel) increased *** million in the first quarter of 2008 compared to the first quarter of 2007. Non-Lifestyle stores also made a positive contribution to sales increases in the first quarter of 2008 and in each of the last three fiscal years.

As discussed in our response to Staff comment 5, Lifestyle stores showcase Safeway’s commitment to quality with improved merchandising and an expanded perishable offering. The Lifestyle stores feature an earth-toned décor package with special lighting to highlight products and departments, custom flooring and unique display features. The Lifestyle store is Safeway’s standard store format and Safeway anticipates that by the end of fiscal 2009, 90% of our stores will have been remodeled into the Lifestyle format.

As discussed in our response to Staff comment 16, the Lifestyle store is not an operating segment. Safeway does not regularly prepare discrete financial information for Lifestyle stores that is reviewed by the chief operating decision maker. The Lifestyle store format does not have a separate manager as described in paragraph 14 of SFAS 131.

We respectfully submit that providing separate disclosure of the sales contribution from Lifestyle stores is neither necessary nor required.

18.	Please explain to us the reason why you disclose the change for “identical stores,” but do not provide disclosure on the change for “comparable stores” during the quarter.

Company’s Response:

Safeway has included both identical-store and comparable-store sales increases in the 2007 Form 10-K and in our earnings press releases. In future Form 10-Q filings, we will disclose both comparable store and identical store sales changes.

*******

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (925) 467-3142 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ David F. Bond
David F. Bond
Senior Vice President, Finance and Control

Confidential treatment requested by Safeway Inc.

EXHIBIT A

GROSS MARGIN BY OPERATING SEGMENT

***

Confidential treatment requested by Safeway Inc.

EXHIBIT B

COPIES OF REPORTS PROVIDED TO THE

CHIEF OPERATING DECISION MAKER

FOR THE PURPOSE OF EVALUATING

OPERATING AND FINANCIAL PERFORMANCE

AS OF YEAR-END 2007

(Substantially consistent with all the monthly reports

provided in each of the last three fiscal years)

***

Confidential treatment requested by Safeway Inc.

EXHIBIT C

COPIES OF REPORTS PROVIDED TO THE

BOARD OF DIRECTORS

FOR THE PURPOSE OF EVALUATING

OPERATING AND FINANCIAL PERFORMANCE

(Substantially consistent with all the reports

provided in each of the last three fiscal years)

***

Confidential treatment requested by Safeway Inc.